November 23, 2009

VIA EDGAR AND EXPRESS MAIL

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. H. Christopher Owings, Assistant Director

Re:	Insight Enterprises, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed May 12, 2009 Form 10-Q for Fiscal Quarter Ended June 30, 2009 Filed August 6, 2009 File No. 0-25092

Dear Mr. Owings:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission in its letter dated October 29, 2009, concerning the Form 10-K for Fiscal Year Ended December 31, 2008, filed on May 12, 2009, and the Form 10-Q for Fiscal Quarter Ended June 30, 2009, filed on August 6, 2009, by Insight Enterprises, Inc. (the “Company”). For the staff’s convenience, the responses set forth below have been put in the same order as the comments were presented, and we have repeated each comment prior to the response.

Form 10-K for Fiscal Year Ended December 31, 2008

Note (7) Debt and Inventory Financing Facility, page 79
Covenants, page 80

1.	We reviewed your response to comment four in our letter dated September 30, 2009. We note that EBITDA, as defined in the senior revolving credit facility and ABS facility agreements, is calculated differently than “EBITDA” as described in SEC Release No. 34-47226, Conditions for Use of Non-GAAP Financial Measures. As such, the measure should not be characterized as “EBITDA.” Instead, the title of the non-GAAP financial measure should clearly identify the measure and all adjustments. Please revise the title of the non-GAAP financial measure in future filings. Refer to Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at: www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Also, disclosure of non-GAAP financial measures in the financial statements is prohibited by paragraph (1)(ii)(C) of Item 10(e) of Regulation S-X. Please revise your disclosure in future filings to disclose the limitation on your borrowing capacity without disclosing the amount of the non-GAAP financial measure computed in accordance with the covenant.

File No. 0-25092

RESPONSE:

In our Form 10-Q for Fiscal Quarter Ended September 30, 2009, filed on November 5, 2009, we included the following revised disclosure:

“Our consolidated debt balance that can be outstanding at the end of any fiscal quarter under our senior revolving credit facility and our accounts receivable securitization financing facility is limited by certain financial covenants, particularly a maximum leverage ratio. The maximum leverage ratio is calculated as aggregate debt outstanding divided by the sum of the Company’s trailing twelve month net earnings (loss) plus (i) interest expense, less non-cash imputed interest on our inventory financing facility, (ii) income tax expense (benefit), (iii) depreciation and amortization, (iv) non-cash goodwill impairment and (v) non-cash stock-based compensation (referred to herein as “adjusted earnings”). The maximum leverage ratio permitted under the agreements was 3.0 times trailing twelve-month adjusted earnings as of September 30, 2009 and stepped down to 2.75 times effective October 1, 2009. A significant drop in adjusted earnings would limit the amount of indebtedness that could be outstanding at the end of any fiscal quarter, to a level that would be below the Company’s consolidated maximum debt capacity. As a result of this limitation, of the $450.0 million of consolidated maximum debt capacity available under our senior revolving credit facility and our accounts receivable securitization financing facility, the Company’s debt balance that could have been outstanding as of September 30, 2009 was limited to $274.1 million based on 3.0 times the Company’s trailing twelve-month adjusted earnings. Our debt balance as of September 30, 2009 was only $158.3 million, including our new capital lease obligation, well below the quarter-end limitation.”

Item 11. Executive Compensation, page 115

Compensation Discussion and Analysis, page 115

2.	We note your response to comment 7 of our letter dated September 30, 2009. The response describes generally the various factors – some qualitative/subjective and some quantitative/objective – that were taken into account in awarding compensation under the 2008 Cash Incentive Plan to the named executive officers as a group. We know from your disclosure on pages 119-121 of your Form 10-K that one set of general goals was approved by the compensation committee at the beginning of the year for all of the executive officers, and that the goals were then tailored for each executive officer. Please identify the specific goals and discuss how your compensation committee arrived at the amounts that were actually awarded in the case of each named executive officer. We are asking for a sample disclosure, to be followed prospectively, based on compensation data disclosed for the fiscal year ended December 31, 2008. Refer to Item 402(b)(2)(vii) of Regulation S-K.

File No. 0-25092

RESPONSE:

The following is additional sample disclosure related to compensation decisions made for the fiscal year ended December 31, 2008:

“Although the performance goals are tailored for each executive officer, the goals are generally designed to reward individuals for the achievement of financial, strategic and tactical objectives including: operational metrics, such as profitability, stockholder value, liquidity and return on invested capital; building stronger client relationships and differentiation within the Company’s value proposition to clients; establishing and maintaining effective internal controls, risk management and corporate governance; developing and retaining key employees and executives; and building and maintaining strong stockholder relationships.

With respect to Mr. Fennessy, the Compensation Committee reviewed Mr. Fennessy’s performance against his individual performance objectives.  In arriving at their conclusions about his 2008 performance, the Compensation Committee took note that Mr. Fennessy achieved many of his individual performance objectives. In contrast to these achievements, the Compensation Committee also took note of the shortfalls of the Company’s achievement of targeted net sales, earnings growth, EPS, stockholder value and ROIC objectives. Based on a balancing of Mr. Fennessy’s achievements against the Company’s shortfalls in its achievement of targeted financial goals, the Compensation Committee determined that Mr. Fennessy should be awarded 75% of his targeted incentive compensation, not pursuant to any mathematical formula or grid, but rather as a subjective evaluation of overall performance.

In determining the bonuses paid to Ms. Bryan, Mr. Fenton and Mr. Glandon for achievement of their annual individual performance goals, the Compensation Committee considered the input and the evaluation of these officers’ performance by our Chief Executive Officer, Richard Fennessy.  Based on Mr. Fennessy’s evaluation of these officers’ individual performance, the Committee then considered the performance of the Company and the management team as a group in deciding what levels of cash incentive compensation should be paid.  At the conclusion of its review, the Compensation Committee accepted Mr. Fennessy’s award recommendations for Mr. Fenton, based upon, among other things, the shortfall of EMEA in meeting its net sales, earnings from operations and net earnings objectives. With respect to Ms. Bryan and Mr. Glandon, the Compensation Committee concurred with Mr. Fennessy’s assessment that these executives had achieved their individual performance goals at a level that justified an award at 100% of target.

File No. 0-25092

Ms. Eckstein resigned from the Company on July 18, 2008, and the Compensation Committee did not award her any additional compensation relating to her individual performance goals for 2008.  Similarly, Mr. McGrath resigned from the Company on March 1, 2009, and the Compensation Committee’s award of 50% of Mr. McGrath’s target for achievement of individual performance goals was determined and made in connection with the settlement of the Company’s obligations under Mr. McGrath’s Employment Agreement.”

The design of the Company’s 2009 incentive compensation plan is different from its 2008 plan in that the Compensation Committee will exercise more discretion in determining performance toward the specific goals of our named executive officers that are most relevant to the Company’s performance over the preceding year as well as the individual’s performance and the Company’s performance against those objectives.

Please call me at (480) 333-3390 if you have any additional questions or would like additional information.

Sincerely,

Glynis A. Bryan
Chief Financial Officer

File No. 0-25092